United States securities and exchange commission logo





                           September 3, 2020

       John Morris
       Chief Executive Officer
       Repay Holdings Corp
       3 West Paces Ferry Road
       Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings Corp
                                                            Registration
Statement on Form S-3
                                                            Filed August 28,
2020
                                                            File No. 333-248483

       Dear Mr. Morris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Lopez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services